QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Crown Media Holdings, Inc. and Subsidiaries
Computation of the Ratios of Earnings to Fixed Charges

	Historical						Pro Forma
	Year Ended December 31					Six Months Ended June 30, 2011		Six Months Ended June 30, 2011
							Year Ended December 31, 2010
	2006	2007	2008	2009	2010
	(dollar amounts in millions)
Earnings
Income (loss) from continuing operations	$(388.4)	$(159.1)	$(40.3)	$(23.4)	$32.9	$42.2	$37.7	$21.3
Fixed charges, as calculated below	101.6	109.6	101.4	101.7	71.5	18.2	51.1	24.2

Earnings, as adjusted	$(286.8)	$(49.5)	$61.1	$78.3	$104.4	$60.4	$88.8	$45.5

Fixed charges
Interest expensed	101.7	109.5	100.9	$101.0	$56.0	$3.3	$51.2	$24.3
Amortization of debt issuance costs	(0.8)	(0.6)	(0.4)	(0.4)	(0.2)	—	(1.1)	(0.6)
Amortization Term A Loan premium	—	—	—	—	8.6	8.5	—	—
Amortization of Term B Loan premium	—	—	—	—	5.9	5.8	—	—
Amortization of Term Loan discount	—	—	—	—	—	—	(0.3)	(0.1)
Estimated interest within rental expense	0.7	0.7	1.0	1.1	1.2	0.6	1.3	0.6

Total fixed charges	$101.6	$109.6	$101.4	$101.7	$71.5	$18.2	$51.1	$24.2

Coverage ratio	(2.8)	(0.5)	0.6	0.8	1.5	3.3	1.7	1.9
Deficiency relative to 1:1 coverage	$388.4	$159.1	$40.3	$23.4	n/a	n/a	n/a	n/a

QuickLinks

  Exhibit 12.1